PROMISSORY NOTE

March 27, 2018	$73,978.00 USD
5% Interest Payable on or before August 01, 2018

FOR VALUE RECEIVED, the undersigned Square Chain Corp (the “Issuer”), hereby promise to pay to the order of Jeffrey J Parker (the “Note Holder”) Seventy Three Thousand Nine Hundred Seventy Eight dollars ($73,978.00) USD DUE UPON DEMAND by the note holder 4 months (or before) after the execution of this Promissory Note. The Note will be paid according to the following terms and conditions:

1.	Promise to Pay: Upon demand by the “Note Holder”, the Issuer promises to pay Seventy Three Thousand Nine Hundred Seventy Eight dollars ($73,978.00) USD for monies loaned to the Issuer, from the date hereof.

2.	Responsibility: The Issuer is irrevocably responsible and liable for paying the full amount due on this Promissory Note on demand.

3.	Default: If for any reason the Issuer fails to make the payment on time, then the Issuer shall be in default. The Note Holder can then demand immediate payment of the entire remaining unpaid balance of this Promissory Note, without giving anyone further notices.

4.	The parties agree that should any litigation arise in enforcing this instrument or any terms thereof, the jurisdiction shall be a court of original jurisdiction in Pinellas, Florida.

IN WITNESS WHEREOF, the Issuers have executed and delivered this Note on the date first above written.

Lendor/Holder

Jeffrey J. Parker
PO Box 501
St. Petersburg, FL 33731

Borrower/Issuer

Jeffrey J. Parker, President
Square Chain Corp 3609 Hammerkop Drive
North Las Vegas, NV 89084